April 2008 Pricing Sheet dated April 23, 2008 relating to Preliminary Terms No. 617 dated April 14, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Two RevConsSM Each Based on a Different Common Stock Due October 28, 2008
Reverse Convertible Securities
This pricing sheet offers two separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – APRIL 23, 2008
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price. See “Specific Terms for Each RevCons – Trigger price” below.
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events. See “Specific Terms for Each RevCons – Exchange ratio” below.
Coupon:	Payable monthly at the specified interest rate beginning May 28, 2008
Pricing date:	April 23, 2008
Original issue date:	April 28, 2008
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	Target Corporation (“TGT”)		Westlake Chemical Corporation (“WLK”)
Maturity date:	October 28, 2008		October 28, 2008
Interest rate:	13.50% per annum		27.0% per annum
Trigger level:	75%		70%
Determination date:	October 23, 2008		October 23, 2008
CUSIP:	6174465V7		6174465W5
Initial share price:	$52.38		$15.80
Trigger price:	$39.285		$11.06
Exchange ratio:	19.09126		63.29114
Aggregate principal amount:	$6,880,000		$3,590,000
	Per TGT RevCons	Total	Per WLK RevCons	Total
Price to public	$1,000	$6,880,000	$1,000	$3,590,000
Agent’s commissions(1)	$15	$103,200	$15	$53,850
Proceeds to company	$985	$6,776,800	$985	$3,536,150

(1) For additional information, see "Plan of Distribution" in the accompanying prospectus supplement for reverse convertible securities (RevCons").

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 617 dated April 14, 2008
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.